EXHIBIT 99.(H)(17)
RIDGEWORTH FUNDS
SCHEDULE A
TO THE
SHAREHOLDER SERVICING PLAN
November 20, 2008
     This Shareholder Servicing Plan shall be adopted with respect to the following Funds (and Classes) of RidgeWorth Funds:
Name of Fund/Class
High Income Fund — R Shares
Intermediate Bond Fund — R Shares
Investment Grade Bond Fund — R Shares
Seix High Yield Fund — R Shares
Total Return Bond Fund — R Shares
Amended August 1, 2009

1